SEC Mail Processing Section
OCT 06 2009
Washington, DC 106

A/3 10/30

09042653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/28/08 (MM/DD/YY) AND ENDING 07/03/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dona Gilbertson — 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 3, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Dona Gilbertson

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited Ernst & Young Corporate Finance (Canada) Inc.'s schedule of Securities Investor Protection Corporation ("SIPC") general assessment for the year ending December 31, 2009. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. Such an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the schedule of SIPC general assessment presents fairly, in all material respects, the Company's SIPC general assessment for the year ending December 31, 2009 in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 24, 2009, except as to note 3 which is as of August 27, 2009

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDING DECEMBER 31, 2009
(expressed in U.S. Dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ending December 31, 2009 is as follows:

Initial annual assessment amount (note 2)	$ 150
Less: January 16, 2009 payment (note 2)	150
	-
Transitional assessment amount, net (note 3)	168
Balance due at July 3, 2009 (note 4)	$ 168

See accompanying notes

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDING DECEMBER 31, 2009
(expressed in U.S. Dollars)

1. **BASIS OF PRESENTATION**

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Business Corporations Act of Ontario and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. Rule 17a-5(e)(4) of the SEC requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to make a minimum general assessment annual fee payments to SIPC. Members of SIPC with fiscal years ending between April 30 and December 31, 2009 were also required to file a transitional assessment with SIPC within 60 days after the end of their fiscal years (see note 2).

The schedule reflects information the Company has as at August 27, 2009. If further assessments for the year ending December 31, 2009 are made, the Company's SIPC general assessment for the year would change.

The Company's principal activities include providing customized financing, tax advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

2. **INITIAL ASSESSMENT**

The minimum general assessment annual fee for the year ending December 31, 2009 to SIPC under Rule 17a-5(e)(4) of the SEC is $150. The Company paid this amount on January 16, 2009 to 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. **TRANSITIONAL ASSESSMENT**

This assessment is based on the Part IIA Quarterly 17a-5(a) Focus Report ("Focus Report") filed by the Company with SIPC for its quarter ended June 30, 2009, and was computed as follows:

Total revenue per Focus Report	$ 127,211
Assessment additions to revenue	-
Assessment deductions from revenue	-
Net operating revenue	127,211
Transitional assessment amount (computed at 0.25% of net operating revenue)	318
Less: minimum general assessment payment (note 2)	150
Transitional assessment amount, net	$ 168

4. **SUBSEQUENT EVENT**

The Company paid the balance owing on the transitional assessment of $168 on August 27, 2009. This payment was made to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS